Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 3 DATED NOVEMBER 6, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 9, 2024

This document (“Supplement No. 3”) supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated August 9, 2024, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Dividend Reinvestment Program Limited to Accredited Investors Only

Effective December 4, 2024, and pursuant to the amended Dividend Reinvestment Program approved by the Board of Directors on October 30, 2024, only accredited investors may participate in the Company’s Dividend Reinvestment Program (DRIP).

EXHIBITS

The following exhibit replaces current exhibit 3.2 in the Offering Circular.

3.2*	Dividend Reinvestment Plan (incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 1-U filed November 6, 2024)